UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301 Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Distribucion y Servicio D&S S.A. Announces Results for the First Quarter 2006

          SANTIAGO, Chile, April 28 /PRNewswire-FirstCall/ -- D&S (NYSE: DYS) (Latibex: XDYS) filed with the Superintendency of Securities and Insurance (SVS) results for the first quarter 2006.

—	Net revenues amounted to Ch$376,279 million (US$715.1 million), remaining practically constant in comparison with the same period in 2005 (0.1% decrease).
—	Gross margin increased 1.7% to Ch$105,032 million (US$199.6 million).
—	Net income totaled Ch$5,319 million (US$10.1 million).
—	Operating income of Ch$12,126 million (US$23.0 million), a 22.4% decrease compared to the same period in 2005.
—	EBITDA of Ch$25,337 million (US$48.2 million), 12.5 lower than in the same period the previous year.

          As reported to the Superintendency os Securities and Insurance, D&S’s net income for the period January-March 2006 was Ch$5,319 million (US$10.1 million), a 46.1% decrease compared to results for the same period the previous year.

          At the same time, EBITDA amounted to Ch$25,337 million (US$48.2 million), representing a 12.5% decrease compared to the same period in 2005.

          With regards to these results, the Company’s Chief Financial Officer, Miguel Nunez pointed out: “These results are attributable to the decrease in same-store sales this period, as compared to the same period in 2005. Same- store sales are currently showing a more favorable evolution. On the other hand, the increase in selling and administrative expenses for this quarter is explained by the investment the Company made in opening nine stores throughout Chile in the period April 2005 through March 2006 of the current year. The gross margin increase is mainly due to the 31.7% growth in revenues from the financial services division along with a higher share of private-label products in total sales.”

          About D&S

          Currently, the company has 89 stores among hypermarkets, compact hypermarkets and supermarkets, 69 Farmalider pharmacy stores and seven shopping malls. The Company’s operations are located throughout the country, from Arica to Punta Arenas, with the exception of the XI Region.

First Quarter Consolidated Results

	2006

	Ch$ million	US$ million	%

Sales	314,619	597.9	83.6%
Other Income	61,661	117.2	16.4%
Net revenues	376,279	715.1	100.0%
Cost of sales	271,247	515.5	72.1%
Gross Income / Margin	105,032	199.6	27.9%
Recurring Operating Expenses	79,322	150.8	21.1%
Start-up Expenses	373	0.7	0.1%
Total Operating Expenses (SG&A)	79,696	151.5	21.2%
EBITDA	25,337	48.2	6.7%
Depreciation	13,211	25.1	3.5%
Total Operating Expenses	92,906	176.6	24.7%
Operating Income	12,126	23.0	3.2%
Financial Expenses	(5,080)	(9.7)	-1.4%
Other Non-operating Income (Expenses)	(105)	(0.2)	0.0%
Monetary Correction	(550)	(1.0)	-0.1%
Non-Operating Income	(5,736)	(10.9)	-1.5%
Income before Tax	6,391	12.1	1.7%
Income Tax	(1,081)	(2.1)	-0.3%
Minority Interest	10	0.0	0.0%
Income	5,319	10.1	1.4%
Amortization of Goodwill	—	0.0	0.0%
Net Income	5,319	10.1	1.4%

	2005

	Ch$ million	US$ million	%

Sales	319,363	606.9	84.8%
Other Income	57,251	108.8	15.2%
Net revenues	376,614	715.8	100.0%
Cost of sales	273,351	519.5	72.6%
Gross Income / Margin	103,263	196.3	27.4%
Recurring Operating Expenses	74,303	141.2	19.7%
Start-up Expenses	5	0.0	0.0%
Total Operating Expenses (SG&A)	74,308	141.2	19.7%
EBITDA	28,955	55.0	7.7%
Depreciation	13,329	25.3	3.5%
Total Operating Expenses	87,636	166.6	23.3%
Operating Income	15,627	29.7	4.1%
Financial Expenses	(4,241)	(8.1)	-1.1%
Other Non-operating Income (Expenses)	(34)	(0.1)	0.0%
Monetary Correction	(139)	(0.3)	0.0%
Non-Operating Income	(4,413)	(8.4)	-1.2%
Income before Tax	11,213	21.3	3.0%
Income Tax	(1,429)	(2.7)	-0.4%
Minority Interest	(13)	(0.0)	0.0%
Income	9,771	18.6	2.6%
Amortization of Goodwill	92	0.2	0.0%
Net Income	9,863	18.7	2.6%

Change %

Sales	-1.5%
Other Income	7.7%
Net revenues	-0.1%
Cost of sales	-0.8%
Gross Income / Margin	1.7%
Recurring Operating Expenses	6.8%
Start-up Expenses	7,367.3%
Total Operating Expenses (SG&A)	7.3%
EBITDA	-12.5%
Depreciation	-0.9%
Total Operating Expenses	6.0%
Operating Income	-22.4%
Financial Expenses	19.8%
Other Non-operating Income (Expenses)	211.0%
Monetary Correction	296.5%
Non-Operating Income	30.0%
Income before Tax	-43.0%
Income Tax	-24.3%
Minority Interest	-175.6%
Income	-45.6%
Amortization of Goodwill	-100.0%
Net Income	-46.1%

          Currency of March 2006, exchange rate 1US$=Ch$526.18 on March 31, 2006.

          Source: Ficha Estadistica Codificada Uniforme (FECU) of D&S at March 31, 2006.

          For further information, please contact:
               Miguel Nunez, Chief Financial Officer D&S
               Ph: +011-56-2-484-7754
               mnunez@dys.cl

               Loreto Bradford, Investor Relations Officer D&S
               Ph: +011-56-2-484-7757
               lbradford@dys.cl

SOURCE  Distribucion y Servicio D&S S.A.
          -0-                                                  04/28/2006
          /CONTACT:  Miguel Nunez, CFO, +011-56-2-484-7754, or mnunez@dys.cl, or Loreto Bradford, Investor Relations Officer, +011-56-2-484-7757, or lbradford@dys.cl, both of Distribucion y Servicio D&S/
          /Web site:  http://www.dys.cl /

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: May 2, 2006